# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Phio Pharmaceuticals Corp., CIK 0001533040
CUSIP: 71880W501
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11 Apex Drive,, Suite 300A, PMB 2006, Marlborough, Massachusetts (MA), 01752
Date of event which requires filing of this statement: 12/19/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002052389

## Reporting persons
- Orca Capital AG: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); sole voting power 514,965; shared voting power 0; sole dispositive power 514,965; shared dispositive power 0; aggregate amount beneficially owned 514,965 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Phio Pharmaceuticals Corp.
Address of issuer's principal executive offices: 11 Apex Drive, Suite 300A, PMB 2006 Marlborough, Massachusetts 01752

## Item 2. Person Filing
Name of person filing: Orca Capital AG
Address of principal business office or, if none, residence: Sperlring 2 85276 Hettenshausen Deutschland
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
514,965

From December 19, 2024 to the date of this Schedule, the Reporting Person acquired the Issuer's Common Stock in the following amounts: 109,298 shares, 60,000 shares, 350 shares, 332,668 shares, 244,445 shares, and 152,500 shares. During the same period, the Reporting Person disposed of the Issuer's Common Stock in the following amounts: 29,316 shares, 9,825 shares, 130,157 shares, 350 shares, 332,668 shares, 151,597 shares, 200 shares, 92,848 shares, 8,800 shares, and 6,500 shares.

The foregoing excludes shares of Common Stock issuable upon the exercise of certain warrants containing blocker provisions. The Reporting Person does not have the right to exercise warrants for 474,298 shares of Common Stock and 776,261 shares of Common Stock to the extent that such exercises would result in beneficial ownership of the Issuer's Common Stock by the Reporting Person of more than 4.9% or 9.9%, respectively.
Percent of class: 9.9
Sole power to vote or to direct the vote: 514,965
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 514,965
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Orca Capital AG: /s/ Thomas Konig, Thomas Konig/Director (01/23/2025)